Exhibit-99.(j)

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Jennison Small Company Fund, Inc.:

We consent to the incorporation by reference, in this registration statement, of our report dated November 23, 2004, on the statement of assets and liabilities of the Jennison Small Company Fund, Inc. (the “Fund”), including the portfolio of investments, as of September 30, 2004, and the related statement of operations, the statement of changes in net assets and the financial highlights for the year then ended. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-CSR.

We also consent to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Other Service Providers” and “Financial Statements” in the Statement of Additional Information.

/s/ KPMG LLP

KPMG LLP
November 29, 2004